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                             March 5, 2021

       Garo Kholamian
       Principal Executive Officer
       GK Investment Property Holdings II LLC
       257 East Main Street, Suite 200
       Barrington, IL 60010

                                                        Re: Amended Form 1-A
Post Qualification Amendment
                                                            Filed February 23,
2021
                                                            File No. 024-11074

       Dear Mr. Kholamian:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Form 1-A POS filed February 23, 2021

       Certain Relationships and Related Transactions, page 59

   1. We note your revised disclosure on page 59 and response to comment 1. Please revise to disclose how the Chief
Executive Officer's preferred interests would impact investor returns. For example,
please include an illustration of assumed returns from RF Grocery with a clear,
quantified explanation of the distribution of returns to the CEO compared to the issuer. Please also
include an explanation of any minimum returns before ordinary members are paid and
clearer disclosure of the extent to which the CEO has "the right to direct the manager of
RF Grocery to distribute" cash to the CEO that would otherwise go to ordinary members.
Please include risk factor disclosure.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Garo Kholamian
GK Investment Property Holdings II LLC
March 5, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jim Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3536 with any questions.



FirstName LastNameGaro Kholamian                    Sincerely,
Comapany NameGK Investment Property Holdings II LLC
                                                    Division of Corporation
Finance
March 5, 2021 Page 2                                Office of Real Estate &
Construction
FirstName LastName